UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Hyperfine, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 44916K106

Class B common stock: Not Applicable

(CUSIP Number)

Jonathan M. Rothberg, Ph.D.

c/o Hyperfine, Inc.

351 New Whitfield Street
Guilford, Connecticut 06437

(866) 796-6767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

December 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 1 of 8

1	NAMES OF REPORTING PERSON Jonathan M. Rothberg, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,672,311 shares of Class A common stock and 15,055,288 shares of Class B common stock[1]
	8	SHARED VOTING POWER 535,802 shares of Class A common stock[2]
	9	SOLE DISPOSITIVE POWER 1,672,311 shares of Class A common stock and 15,055,288 shares of Class B common stock[1]
	10	SHARED DISPOSITIVE POWER 535,802 shares of Class A common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,113 shares of Class A common stock and 15,055,288 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.95% of the Class A common stock and 100% of the Class B common stock[3]
14	TYPE OF REPORTING PERSON IN

1 Consists of (i) 104,074 shares of Class A common stock of Hyperfine, Inc. (f/k/a HealthCor Catalio Acquisition Corp.) (the “Issuer”) held by Jonathan M. Rothberg, Ph.D., (ii) a stock option to purchase 982,500 shares of Class A common stock of the Issuer held by Jonathan M. Rothberg, Ph.D., (iii) 585,737 shares of Class A common stock of the Issuer held by 2012 JMR Trust Common, LLC, (iv) 14,236,538 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC and (v) 818,750 shares of Class B common stock of the Issuer held by 4C Holdings V, LLC.

2 Consists of (i) 440,295 shares of Class A common stock of the Issuer held by 23rd Century Capital LLC, and (ii) 95,507 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg’s spouse, Bonnie E. Gould Rothberg, M.D.

3 Calculated based on 54,977,061 shares of Class A common stock of the Issuer and 15,055,288 shares of Class B common stock of the Issuer outstanding as of December 22, 2021.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 2 of 8

1	NAMES OF REPORTING PERSON 23rd Century Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 440,295 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 440,295 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,295 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of the Class A common stock[4]
14	TYPE OF REPORTING PERSON OO

4 Calculated based on 54,977,061 shares of Class A common stock of the Issuer outstanding as of December 22, 2021.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 3 of 8

1	NAMES OF REPORTING PERSON 2012 JMR Trust Common, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 585,737 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 585,737 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,737 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07% of the Class A common stock[5]
14	TYPE OF REPORTING PERSON OO

[5]	Calculated based on 54,977,061 shares of Class A common stock of the Issuer outstanding as of December 22, 2021.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 4 of 8

1	NAMES OF REPORTING PERSON 4C Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,236,538 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,236,538 shares of Class B common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,236,538 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.56% of the Class B common stock[6]
14	TYPE OF REPORTING PERSON OO

[6]	Calculated based on 15,055,288 shares of Class B common stock of the Issuer outstanding as of December 22, 2021.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 5 of 8

1	NAMES OF REPORTING PERSON 4C Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 818,750 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 818,750 shares of Class B common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,750 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.44% of the Class B common stock [7]
14	TYPE OF REPORTING PERSON OO

[7]	Calculated based on 15,055,288 shares of Class B common stock of the Issuer outstanding as of December 22, 2021.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 6 of 8

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Hyperfine, Inc. (f/k/a HealthCor Catalio Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 351 New Whitfield Street, Guilford, Connecticut 06437.

Item 2.	Identity and Background.

(a) This Statement is being filed on behalf of (i) Jonathan M. Rothberg, Ph.D., (ii) 23rd Century Capital LLC, (iii) 2012 JMR Trust Common, LLC, (iv) 4C Holdings I, LLC and (v) 4C Holdings V, LLC (together, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of the Reporting Persons is c/o Hyperfine, Inc., 351 New Whitfield Street, Guilford, Connecticut 06437.

(c) Dr. Jonathan Rothberg is the founder of Legacy Hyperfine (defined below) and a member of the Board of Directors of the Issuer. He is a member of 23rd Century Capital LLC and is the sole manager of 2012 JMR Trust Common, LLC, 4C Holdings I, LLC and 4C Holdings V, LLC. Dr. Jonathan Rothberg is the founder of the 4Catalyzer medical technology incubator and the founder and Chairman of its companies.

(d)–(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Jonathan Rothberg is a citizen of the United States of America. Each of 23rd Century Capital LLC, 2012 JMR Trust Common, LLC, 4C Holdings I, LLC and 4C Holdings V, LLC is a limited liability company organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 22, 2021 (the “Closing Date”), HealthCor Catalio Acquisition Corp., a Delaware corporation (“HealthCor” and after the Business Combination described herein, the “Issuer”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of July 7, 2021 (the “Business Combination Agreement”), by and among HealthCor, Optimus Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of HealthCor (“Merger Sub I”), Optimus Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of HealthCor (“Merger Sub II”), Hyperfine, Inc., a Delaware corporation (“Hyperfine”), and Liminal Sciences, Inc., a Delaware corporation (“Liminal”, and together with Hyperfine, “Legacy Hyperfine”).

In connection with the closing of the Business Combination (the “Closing”), (i) 275,700 shares of Hyperfine Series B preferred stock and 76,739 shares of Liminal Series A-2 preferred stock were automatically cancelled and converted into 104,074 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg, (ii) a stock option to purchase 3,000,000 shares of Hyperfine common stock became a stock option to purchase 982,500 shares of Class A common stock of the Issuer, (iii) 1,403,701 shares of Hyperfine Series B preferred stock and 701,700 shares of Liminal Series A-2 preferred stock were automatically cancelled and converted into 585,737 shares of Class A common stock of the Issuer held by 2012 JMR Trust Common, LLC, (iv) 1,344,413 shares of Hyperfine Series B preferred stock were automatically cancelled and converted into 440,295 shares of Class A common stock of the Issuer held by 23rd Century Capital LLC, (iv) 291,625 shares of Hyperfine Series B preferred stock were automatically cancelled and converted into 95,507 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg’s spouse, Bonnie E. Gould Rothberg, M.D., (v) 22,500,000 shares of Hyperfine Series B preferred stock and 38,239,355 shares of Liminal Series A-1 preferred stock were automatically cancelled and converted into 14,236,538 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, and (vi) 2,500,000 shares of Hyperfine Series A preferred stock were automatically cancelled and converted into 818,750 shares of Class B common stock of the Issuer held by 4C Holdings V, LLC. Following the Closing, Dr. Jonathan Rothberg received restricted stock units (RSUs) for 16,483 shares of Class A common stock of the Issuer. None of Dr. Jonathan Rothberg’s RSUs vest within 60 days of December 22, 2021.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 7 of 8

Item 4.	Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Class A common stock and Class B common stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Dr. Jonathan Rothberg serves as a member of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page. Dr. Jonathan Rothberg’s son is the manager of 23rd Century Capital LLC. Bonnie E. Gould Rothberg, M.D. is the spouse of Dr. Jonathan Rothberg. As a result, Dr. Jonathan Rothberg may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the securities of the Issuer held of record by 23rd Century Capital LLC and Bonnie E. Gould Rothberg, M.D. Dr. Jonathan Rothberg disclaims beneficial ownership of such securities for all other purposes.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Dr. Jonathan Rothberg was involved in the Business Combination as the founder and a member of the Board of Directors of Legacy Hyperfine. Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Class A common stock and Class B common stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock and the Class B common stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Jonathan Rothberg holds RSUs for 16,483 shares of Class A common stock of the Issuer. The RSUs vest in equal annual installments over three years beginning on December 23, 2022, subject to Dr. Jonathan Rothberg’s continued service through the applicable vesting date.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 8 of 8

Certain of the Reporting Persons are parties to the Amended and Restated Registration Rights Agreement, dated as of December 22, 2021, by and among the Issuer, the initial stockholders, including HC Sponsor LLC, certain affiliates of HealthCor and certain holders of Legacy Hyperfine securities (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to register for resale the securities held by the stockholders party thereto and which restricts the ability of the Reporting Persons from transferring its shares in the Issuer for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of the Issuer’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of the Issuer’s common stock for cash, securities or other property.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, by and among Jonathan M. Rothberg, Ph.D., 23rd Century Capital LLC, 2012 JMR Trust Common, LLC, 4C Holdings I, LLC and 4C Holdings V, LLC, dated as of December 30, 2021.
2.	Amended and Restated Registration Rights Agreement, dated as of December 22, 2021, by and among the Issuer, Legacy Hyperfine and certain of their securityholders (incorporated by reference from Exhibit 10.25 the Form 8-K of Hyperfine, Inc. filed with the Securities and Exchange Commission on December 28, 2021 (File No. 001-39949)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

23rd Century Capital LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Member

2012 JMR Trust Common, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings I, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings V, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager